UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  3)

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FIFTH STREET SENIOR FLOATING RATE CORP.
(Name of Registrant as Specified in Its Charter)

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P. IRONSIDES PARTNERS LLC IRONSIDES P FUND L.P. ROBERT C. KNAPP RICHARD W. COHEN
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 7, 2016

IRONSIDES PARTNERS LLC
IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.
IRONSIDES P FUND L.P.

March 7, 2016

Dear Fellow Fifth Street Senior Floating Rate Corp. Stockholder:

Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P., together with their affiliates (collectively, “Ironsides”), are currently material stockholders of Fifth Street Senior Floating Rate Corp. (“FSFR” or the “Company”) with a combined beneficial and economic ownership interest in approximately 6.4% of FSFR’s outstanding shares.

As set forth in the accompanying proxy statement, the Company is trading at an approximately 31% discount to net asset value (“NAV”), based on the current trading price of its common stock.  Also, based upon the current market value of the Company’s Common Stock, and assuming reinvestment of dividends, stockholders have experienced a negative cumulative total return since the Company’s initial public offering in July 2013 of 35%.  We believe the reason for the Company’s unacceptable performance is that the Company’s current Board of Directors and its investment manager, Fifth Street Management LLC (“FSM”), have lost credibility with the market.  We attribute the lack of market support to—

•	what we believe are the unjustified incentive fees paid to FSM, based on the Company’s stock performance. In our view, the external manager should not be receiving incentive fees when the Company’s net asset value is dropping and stockholders are suffering substantial losses on their investments. If FSM was unwilling to modify its contract to eliminate incentive fees in these circumstances, the Board should have terminated FSM as external manager; and

•	management’s decision to conduct a highly dilutive follow-on stock offering in August 2014 that has not yielded apparent benefits to the Company. Although stockholders approved the issuance of the shares below NAV as required by law, we believe that the market perceives the dilutive offering on the scale undertaken by the Company soon after the approval to have apparently benefited only the public parent of FSM, as discussed in the accompanying proxy statement.

We do not believe that the problems we have identified can be remedied with the Board as currently composed or with the current investment manager, and we are therefore urging stockholders to vote with us at FSFR’s upcoming 2016 Annual Meeting of Stockholders (the “Annual Meeting”).

The Company has a classified Board that is divided into three (3) classes.  The terms of two (2) directors expire at the Annual Meeting. We have nominated a slate of two (2) highly qualified director candidates – Robert C. Knapp and Richard W. Cohen (our “Nominees”) – for election at the Annual Meeting.  We expect that our Nominees will work to advance our platform as outlined below and discussed in the accompanying proxy statement, for the benefit of all stockholders.

We have also submitted a binding proposal seeking stockholder approval at the Annual Meeting to terminate the Investment Advisory Agreement, dated as of June 27, 2013 (the “Investment Advisory Agreement”), by and between FSFR and FSM.  In addition, we have submitted a non-binding proposal seeking stockholder approval at the Annual Meeting to advise the Board that, if the stockholders vote in favor of terminating the Investment Advisory Agreement, neither FSM nor any of its principals or other affiliates should be engaged to manage or advise the Company.

The Ironsides platform, which we expect our Nominees to advance if elected, includes the following:

•	Recapture for the benefit of stockholders the Company’s outsized discount to NAV through a business combination transaction that could involve a merger with another business development company or a sale of the Company or its assets;

•	Replace the Company’s existing investment manager with a new advisor that will work to facilitate a value creating transaction for stockholders and that, in any event, will have the confidence of the financial markets;

•	Assure that the fees paid to the Company’s new investment manager are more aligned with the value being realized by stockholders; and

•	Install management that shares these objectives.

As a material stockholder of the Company, our interests are fully aligned with the interests of all FSFR stockholders, other than those affiliated with FSM.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today.  The attached Proxy Statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about March 8, 2016.

If you have already voted for the incumbent Company management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you in advance for your support.

/s/ Robert C. Knapp

Robert C. Knapp
Founder and Managing Director, Ironsides Partners LLC

Ironsides Partners LLC
Ironsides Partners Special Situations Master Fund II L.P.
Ironsides P Fund L.P.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Ironsides’ proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.
OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, N.Y.  10036
(212) 297-0720
Stockholders Call Toll-Free at: (855) 305-0856
E-mail: fixFSFR@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 7, 2016

2016 ANNUAL MEETING OF STOCKHOLDERS
OF
FIFTH STREET SENIOR FLOATING RATE CORP.

PROXY STATEMENT
OF
IRONSIDES PARTNERS LLC,
IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P. AND
IRONSIDES P FUND L.P.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”) and Ironsides P Fund L.P. (collectively with Ironsides Partners LLC, Master Fund and its and their respective affiliates, “Ironsides” or “we”) collectively represent a material stockholding in Fifth Street Senior Floating Rate Corp., a Delaware corporation (“FSFR” or the “Company”), with a combined beneficial and economic ownership interest in approximately 6.4% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company.

The Company’s Common Stock is trading at an approximately 31% discount to its net asset value (“NAV”)1, and stockholders have suffered a negative cumulative total return of 35% since the Company’s initial public offering in July 2013.  We believe that in order to create value for stockholders there must be a change in the composition of the Board of Directors of the Company (the “Board”), and the Company’s existing external investment manager, Fifth Street Management LLC (“FSM” ) must be replaced.  Accordingly, we are asking stockholders to join with us to elect our two nominees to the Board of Directors of the Company (the “Board”); to approve our binding proposal to terminate the Company’s Investment Advisory Agreement (the “Investment Advisory Agreement”) dated as of June 27, 2013, between FSFR and FSM; and to approve our non-binding proposal to advise the Board that, if stockholders vote to terminate the Investment Advisory Agreement, neither FSM nor any of its principals or other affiliates should be engaged to manage or advise the Company.

[1]	Based on the Company’s NAV of $11.36 per share at December 31, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015 and the closing price of the Common Stock on March 4, 2016.

If elected, we expect that our Nominees will work to advance Ironsides’ platform, which includes seeking to effect a business combination transaction that could involve a merger of the Company with another business development company or a sale of the Company or its assets, in order to capture the NAV discount for the benefit of all stockholders.

We are seeking your support at the Annual Meeting of Stockholders scheduled to be held at the offices of Skadden, Arps, Meagher, Slate & Flom LLP, 4 Times Square, New York, New York on April 7, 2016 at 9:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Ironsides’ two director nominees, Robert C. Knapp and Richard W. Cohen (our “Nominees”) to the Board, each to serve until the Company’s 2019 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

2.	To approve Ironsides’ binding proposal to terminate the Investment Advisory Agreement (the “Binding Termination Proposal”);

3.	If the Binding Termination Proposal is approved, to approve Ironsides’ non-binding proposal advising the Board not to engage FSM, its principals or other affiliates in any advisory or management capacity (the “Non-Binding Non-Engagement Proposal”);

4.	To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending September 30, 2016; and

5.	To conduct such other business as may properly come before the Annual Meeting.

The Company’s address is 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut 06830.

This proxy statement (the “Proxy Statement”) is soliciting proxies to elect our Nominees and approve the Binding Termination Proposal and Non-Binding Non-Engagement Proposal.  The enclosed GREEN proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  See “Voting and Proxy Procedures” on page 18 for additional information.   You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

As of the date hereof, Ironsides beneficially owns 1,877,056 shares of Common Stock (the “Ironsides Group Voting Shares”), or approximately 6.4% of the shares outstanding based on the number of shares outstanding on February 9, 2016 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015.  We intend to vote the Ironsides Group Voting Shares held as of the Record Date FOR the election of the Nominees, FOR approval of the Binding Termination Proposal, FOR approval of the Non-Binding Non-Engagement Proposal, and FOR the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016, as described herein.

The Company has set the close of business on March 2, 2016 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 29,466,768 shares of issued and outstanding Common Stock.

THIS SOLICITATION IS BEING MADE BY IRONSIDES AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS THAT IRONSIDES IS NOT AWARE OF AT A REASONABLE TIME BEFORE THIS SOLICITATION BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IRONSIDES URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD FOR THE ELECTION OF THE NOMINEES, TERMINATION OF THE FSM INVESTMENT ADVISORY AGREEMENT, AND THE NON-BINDING PROPOSAL AGAINST RE-ENGAGEMENT OF FSM, ITS PRINCIPALS OR OTHER AFFILIATES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GREENproxy card are available at

http://www.okapivote.com/FSFRdocs

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Ironsides urges you to sign, date, and return the enclosed GREEN proxy card today to vote FOR the election of the Nominees,  FOR the termination of the Investment Advisory Agreement and FOR the Non-Binding Non-Engagement Proposal.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to Ironsides, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the Company management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our GREEN proxy card.  So please make certain that the latest dated proxy card you return is the GREEN proxy card.

OKAPI PARTNERS LLC 1212 Avenue of the Americas, 24th Floor New York, N.Y. 10036 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: fixFSFR@okapipartners.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

•	Ironsides, including affiliates, began accumulating its position in the Company in May 2015 because it believed that the shares of Common Stock were undervalued, as evidenced by the outsized discount of the trading price of the Company’s Common Stock to its NAV.

•	On December 18, 2015, Ironsides sent a letter to the Company, in compliance with the Company’s bylaws, notifying the Company of its intention to nominate its two Nominees for election at the Annual Meeting and to submit its two proposals for consideration by stockholders at the Annual Meeting.

•	On December 22, 2015, the Company filed a Current Report on Form 8-K, publicly disclosing Ironsides’ notice and Ironsides received a letter from the Company acknowledging Ironsides’ nominations and proposals.

•	On January 5, 2016, the Company filed its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On January 13, 2016, Ironsides filed its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On January 21, 2016, the Company filed amendment number 1 to its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On January 26, 2016, the Company filed amendment number 2 to its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On January 28, 2016, Ironsides filed amendment number 1 to its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On February 22, 2016, Ironsides filed amendment number 2 to its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On March 4, 2016, the Company filed its definitive proxy statement on Schedule 14A with the Securities and Exchange Commission.

•	On March 7, 2016, Ironsides filed this amendment number 3 to its preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission.

OUR REASONS FOR THE SOLICITATION—
WE BELIEVE THE BOARD NEEDS CHANGE AND
THE COMPANY’S INVESTMENT MANAGER NEEDS TO BE REPLACED

We are soliciting your support to elect our Nominees at the Annual Meeting and to approve the two proposals that we will be submitting to stockholders at the Annual Meeting.  In our view, it is necessary, in order to reverse the erosion of stockholder value since the Company’s initial public offering in 2013, to make changes in the composition of the Board and to terminate and replace FSM as the Company’s investment manager, with the ultimate objective of seeking a business combination transaction that will recapture for stockholders the discount to NAV that has substantially eroded stockholder value.

We are urging stockholders to vote at the Annual Meeting to elect our two Nominees, whom we believe have the experience, qualifications and commitment necessary to promote the reversal of the Company’s underperformance and to enhance value for all stockholders.  We are also asking stockholders to vote to terminate the Company’s Investment Advisory Agreement with FSM and to send a clear message to the Board that, if FSM is terminated as the Company’s investment manager, the Board should not reengage FSM or any of its affiliates to manage the Company’s investment assets.

As material stockholders of the Company, our interests are directly aligned with the interests of all stockholders, other than those affiliated with FSM.. Ironsides has no interest in the solicitation other than as a stockholder. In particular, we are not proposing, and we do not intend, that the replacement investment manager will be an affiliate of Ironsides. Other than seeking reimbursement from the Company for the expenses that we incur in the solicitation, the benefits that we expect to derive from the election of our Nominees and the approval of our proposals at the Annual Meeting will be shared with all other stockholders proportionately in accordance with their interests in the Company. These anticipated benefits include a potential business combination transaction through which the Company’s stockholders may recapture the market discount to NAV, the closer alignment of incentive fees payable to the investment manager with the Company’s performance and improved confidence in the Company’s management.

Under the Current Board, the Company Has Significantly Underperformed and Stockholder Value Has Eroded

The Company has performed poorly since its initial public offering on July 11, 2013.  We summarize below the measures that we believe are relevant.  The two continuing directors whom the Company has nominated for election at the Annual Meeting are Brian S. Dunn and Ivelin M. Dimitrov.  Mr. Dunn has served as director of the Company since the IPO.  Mr. Dimitrov, the Company’s chief executive officer, has served as a director of the Company since September 2014, but was the Company’s chief investment officer from the time of the IPO through September 2014 and its president from January 2014 to September 2014.  Each of these two directors has served the Company from the time of the IPO to the present when stockholders have experienced the Company’s troublesome underperformance and substantial diminution in the value of their investment.  We believe that responsibility for this underperformance and diminution in value rests in material part with all directors.  The directors have not taken action to cut or eliminate the incentive fees payable to FSM in the face of the destruction of stockholder value.  The directors sought and received stockholder approval for the highly dilutive issuance of shares in August 2014 which was on a scale that apparently has benefitted only the public parent of FSM and from which the Company’s share price has never recovered.  We believe these factors, described with more particularity below, have caused the Company to substantially underperform the market and the peer group that the Company itself selected in its Annual Report on Form 10-K for the years ended September 30, 2014 and 2015.  We believe that the election of our Nominees, who will act to promote the Ironsides platform, particularly our proposal to explore a business combination transaction, and who are not currently sitting on the Board, will restore market confidence in the Company’s direction.

The Company’s Board is staggered.  While we believe all incumbent directors bear responsibility for the Company’s underperformance only two of the Company’s seven directors will be elected at the Annual Meeting, so that stockholders will only be able to replace two of the current directors.  We believe that it is important to bring stockholder-selected directors onto the Board, whose election we believe will send a strong message to the remainder of the Board and to management that the Company’s performance has been unacceptable and must change.  We also believe that, while our Nominees, if elected, will not control the Board, they will be strong advocates in the boardroom for stockholder interests, and the platform that we advocate, which is described below under “Our Platform.”

—Stock Price

The Company went public on July 11, 2013 at a price of $15.00 per share of Common Stock.  The closing price per share of the Company’s Common Stock on the NASDAQ Global Select Market on March 4, 2016, the last business day prior to the date of this document, was $7.79, a decrease of over 48%.

—Cumulative Total Return

The following stock chart from the Company’s Annual Report on Form 10-K for the year ended September 30, 2015 tells a similar story and forcefully illustrates the Company’s market underperformance compared with broad market indices and a peer group selected by the Company for its Annual Report on Form 10-K for the fiscal years ended September 30, 2015 and 2014 (Solar Senior Capital Ltd. and PennantPark Floating Rate Capital Ltd.) on a cumulative total return basis.2

[2]	In its proxy materials for the Annual Meeting, the Company has for the first time added to its peer group American Capital Senior Floating, Ltd. According to the Company’s proxy materials, with the inclusion of this entity, the Company’s return on equity, defined as net investment income divided by average net asset value, is above its peer group. The Company’s proxy materials do not address cumulative total return of this reconstituted peer group. We do not include American Capital Senior Floating Ltd. in the Company’s peer group, since that entity does not pay an incentive fee to its external investment manager and because this entity has a different investment strategy in that it invests in collateralized loan obligations (CLOs).

The Company’s cumulative total return has fared no better against other market indices (to February 19, 2016)

	Total Return
Name	1 Year	Since IPO (July 11, 2013)
Fifth Street Senior Floating	-19.6%	-34.9%
S&P 500 Index	-2.1%	26.9%
Russell 2000 Index	-10.8%	8.5%
BAML US High Yield Index	-6.0%	3.8%
SPDR Barclays High Yield ETF	-8.8%	-1.4%
iShares iBoxx USD High Yield ETF	-6.0%	1.3%

Source: Bloomberg

—Net Asset Value

The Company’s NAV has fallen from $15.13 per share as of September 30, 2013, the first fiscal year end following the Company’s IPO, to $12.11 as of September 30, 2015, the end of the most recent fiscal year, and since then has fallen to $11.36 per share as of December 31, 2015, an overall decline of almost 25%.    This decline in NAV is in part attributable to the Board’s decision to issue 22.8 million new shares in August 2014  at a discount of nearly 20% to the NAV of $15.13 at that time, from which the Company has not recovered.3

The Current Investment Manager Should be Replaced Because It Appears to Lack Credibility in the Marketplace and Its Incentive Fees Are Not Justified Based on the Company’s Stock Performance

As stated in its public filings, since its IPO, the Company has been externally managed and advised by FSM.  Its wholly-owned subsidiary FSC CT LLC (“FSC CT”) has been the administrator of the Company.  We believe that the Company’s substantial underperformance in the market reflects, at least in part, dissatisfaction with FSM in the financial markets. See below under the heading “Our Platform” for further explanation regarding the considerations that Ironsides believes has led to this dissatisfaction.

While the Company’s stockholders have suffered a substantial decline in the value of their investment, FSM has earned substantial incentive fees.  According to the Company’s public filings, through December 31, 2015, FSM has accrued approximately $20 million in fees since the IPO, including approximately $9.2 million in management fees, $8.3 million in incentive fees and $2.4 million of administrative fees.  The incentive fees in particular should be compared to the negative 35% cumulative return, or a loss in absolute terms of $105 million, experienced by stockholders during the period from the IPO through March 4, 2016.  This loss in dollars has been calculated based on the market value of the Company’s Common Stock on March 4, 2016, the last business day prior to the date of this document, and the approximately $64 million in dividends paid by the Company since its IPO, compared with the $394.4 million in capital raised by the Company in its initial public offering in July 2014 and follow-on public offering in August 2014.

We believe that the incentive fee structure for FSM misaligns the interests of FSM and the Company’s stockholders.  Because the incentive fee is calculated based in part upon pre-incentive fee net investment income, FSM earns fees even when stockholder value declines.   In our view, no incentive fee should be payable to the external investment manager when stockholders are experiencing losses, and if FSM were unwilling to amend the Investment Advisory Agreement so as to condition its receipt of incentive fees on positive stockholder returns, the agreement should have already been terminated by the Board.

[3]
On August 19, 2014, FSFR issued 22.8 million new shares of Common Stock in addition to the 6.7 million shares previously outstanding.  The offering price was $12.91 per share and, after deduction of $17.7 million in commissions and $0.5 million in fees, the net proceeds to the Company were $276.2 million, or $12.11 per share.

We believe that stockholders must take action to terminate the Investment Advisory Agreement, because the agreement provides for the payment of incentive fees regardless of stockholder returns, and, to date, the Board as currently constituted has not pressed for a renegotiation of the incentive fees or  terminated the agreement.  To date, the Board, as currently constituted, has not presented proposals for recapturing stockholder value through an appropriate business combination transaction as we propose.  We note that such a proposal, if consummated, would in all likelihood result in the termination of FSM’s lucrative advisory contract with the Company.  Three of the current seven Board members occupy senior management positions with Fifth Street Asset Management Inc. (“FSAM”), the parent company of FSM. These Board members are:

•	Todd Owens, co-president of FSAM;

•	Ivelin Dimitrov, chief investment officer of FSAM; and

•	Bernard Berman, co-president and chief compliance officer of FSAM.

While the Board, as currently constituted has four members who satisfy regulatory independence standards, three of these directors have served since the IPO in 2013 and the fourth, who has served since 2014, was selected by the directors who were designated to serve at the time of the IPO.   These directors apparently have not implemented the steps that we believe are needed to attempt to restore the stockholder value that has been lost since the IPO, as such value has not been restored.

We are therefore urging stockholders to vote to terminate the Investment Advisory Agreement with FSM and to send a clear message to the Board that following such termination neither FSM nor its principals or other affiliates should be engaged by the Company to act in a future management or advisory role with the Company.

Replacing the FSM as Investment Manager Would Not Lead to the Material Adverse Effects Suggested by the Company

The Company in its proxy materials urges stockholders not to vote to terminate FSM because of alleged material adverse consequences if FSM ceased to serve as the Company’s investment manager.  Many of these adverse effects are premised upon the perception that FSM cannot be replaced without harm to the Company.  Based on consultations with financial advisors and industry participants, and on the experience of its principals with closed-end funds and business development companies, Ironsides believes that quality alternative investment managers can be quickly identified and engaged. Although Ironsides believes that an alternative investment manager can be readily identified and engaged, Ironsides has to date not spoken with any potential investment manager replacements. Ironsides intends that the replacement manager would be supportive of the Ironsides platform to seek a business combination transaction. The replacement manager would not be an affiliate of Ironsides.

•	Event of Default under the Citibank Credit Facility. The Company alleges that termination of the Investment Advisory Agreement with FSM could lead to the termination of the administration agreement with FSC CT. As a result, Messrs. Berman and Dimitrov would no longer be actively involved in the Company’s operations, which would constitute an event of default under the Company’s credit facility administered by Citibank. Ironsides is not currently advocating the termination of FSC CT as administrator of the Company. Ironsides understands that FSC CT has the general right to terminate the administration agreement on 60 days’ notice, and may choose to do so if FSM were terminated as investment manager. We believe, however, that a substitute administrator could readily be identified and engaged during this time frame, that the cost of a substitute administrator would not be materially in excess of the cost currently being incurred by the Company for administrative services and that such a substitute administrator, together with a replacement investment manager, should be acceptable to the lenders under the credit facility. Ironsides’ belief that a substitute administrator can be readily identified and engaged is based upon consultations with financial advisors and industry participants, and on the experience of its principals with closed-end funds and business development companies. However, Ironsides has to date not spoken with any potential administrator replacements nor has Ironsides confirmed that any such replacement would be acceptable to the lenders.

•	Negative Effect on the Company’s 2015 Debt Securitization. The Company alleges that if the Investment Advisory Agreement with FSM were terminated, the Company may exercise its right to terminate its sub-advisory agreement with FSM, whereby FSM serves as collateral agent under a debt securitization transaction completed by a special purpose subsidiary of the Company in May 2015. The Company does not allege that FSM would have the right to terminate the sub-advisory contract nor does it offer any explanation why the Company would choose to do so unless it were able to identify and engage a suitable replacement. In any event, were the engagement of FSM to terminate, we believe that a qualified substitute collateral agent could readily be identified and engaged. Ironsides’ belief that a qualified substitute collateral agent can be readily identified and engaged, is based upon consultations with financial advisors and industry participants, and on the experience of its principals in the financial marketplace. However, Ironsides has to date not spoken with any potential collateral agent replacements.

•	Loss of Co-Investment Opportunities. The Company alleges that if FSM were terminated, the Company would lose the opportunity to co-invest with affiliates of FSM. Ironsides believes that there are numerous opportunities for co-investment available to the Company, which could be identified by a new investment manager that was independent of the FSM and its affiliates. The Company notes in this regard that it obtained exemptive relief from the SEC allowing for co-investment with affiliates of FSM, predicated on FSM or its affiliates being the Company’s investment adviser. The Company does not explain why this relief or the conditions on which it is predicated would be material to the Company were it to focus on participating in co-investment opportunities with persons unaffiliated with FSM. If a new investment manager were desirous of engaging in investment transactions with its own affiliates, it could seek similar exemptive relief. Currently, we do not believe obtaining such exemptive relief will be necessary because we do not believe it will be necessary for a replacement investment manager to co-invest with affiliates. Ultimately, this will depend on the existing business of the replacement investment manager selected and on the mutual goals of the Board and such replacement investment adviser.

•	Loss of Administrative Services and the Fifth Street Name. The Company alleges that termination of the Investment Advisory Agreement could lead to the termination of the administration agreement with FSC CT. As stated above, Ironsides believes that a replacement administrator could readily be identified and engaged by the Company during the 60-day advance notice period required under the administration agreement. Although Ironsides believes that an alternative administrator can be readily identified and engaged, Ironsides has to date not spoken with any potential administrator replacements. The Company also alleges that if FSM were terminated, the Company would lose its non-exclusive right to use the “Fifth Street” name. Ironsides does not believe that the Company would be adversely affected if it were to re-brand under a different name. In fact, a name change could have a positive effect on the public perception of the Company, as it could indicate a break with the Company’s historical underperformance described above. Also, FSAM, the parent of FSM, and its principals have been named in a number of securities fraud lawsuits, as described in that company’s filings with the SEC.

•	Negative Effect on the Joint Venture with GF Equity Funding 2014 LLC. The Company alleges that if FSM were terminated as investment manager, there is a material risk that its joint venture with GF Equity Funding 2014 LLC could be adversely affected. The Company concedes that the GF Equity Funding has no right to terminate the joint venture under these circumstances and offers no basis for its assertion that GF Equity Funding would in these circumstances cease to provide future investment opportunities to the joint venture. The Company also alleges that a termination of the FSM as the Company’s investment manager could lead to an event of default under the credit facility of the joint venture, but it offers no basis or explanation for this allegation.

•	Negative Effect on Day to Day Operations. The Company alleges that if the investment advisory contract with FSM were terminated, it could be difficult to engage a replacement investment adviser on an interim basis and thereafter obtain stockholder approval for a new investment manager within the 150-day timeframe mandated by rules under the Investment Company Act of 1940, and that if the Company failed to obtain such stockholder approval the Board would itself have to manage its portfolio or hire individuals to do so. Ironsides sees no reason why the Board could not identify, engage and obtain stockholder approval for a new investment manager during the required timeframe. Other than its conclusory statement to the contrary, the Company offers no explanation why this would not be the case. Also, Ironsides understands that many business development companies have operated effectively with internal management. Our proposal provides for the Company to terminate FSM 60 days after the date of the approval by stockholders of the removal. Although Ironsides has not yet spoken with potential replacement investment managers, based upon its experience investing in business development companies and its conversations with financial advisors, Ironsides is confident that the Company could engage a qualified replacement investment manager on an interim basis within the 60 day period. During this 60 day period, we expect that the Board would identify and solicit proposals from qualified investment management firms, obtain information from them to assist the Board in considering their qualifications in accordance with Section 15(c) of the Investment Company Act and select one such firm to serve as the Company’s investment manager on an interim basis. Pursuant to Rule 15a-4, the Company would have 150 days from the date of termination of FSM’s Investment Advisory Agreement to obtain stockholder approval of the replacement investment manager. Ironsides sees no reason why stockholder approval could not be obtained during this time frame.

If the Company were unable to obtain the approval of stockholders for the appointment of the interim investment manager within 150 days of such appointment, then under the Investment Company Act, the Company would be required to engage personnel to internally manage the Company’s investment portfolio.  Although most business development companies are externally managed, there are business development companies that are internally managed.  Examples of business development companies that are internally managed include American Capital, Ltd. (underwrites and manages investments in middle market private equity, leveraged finance, real estate, energy and structured products); Triangle Capital Corp. (provides customized financing to lower middle market companies located primarily in the United States); and Main Street Capital Corp. (provides customized debt and equity financing to lower middle market companies and debt capital to middle market companies).  Based on Ironsides’ experience as an investor in business development companies, its discussions with financial advisors and publicly available data from internally managed business development companies, Ironsides believes that qualified personnel can be identified and if necessary engaged within the 150 day timeframe prescribed under the Investment Company Act, at a lower cost to the Company than the fees currently being charged by FSM.  This includes the cost of establishing and implementing the structure required for internally managing the Company.

OUR PLATFORM

If elected, we expect our Nominees will advocate on the Board for the following platform, which we believe will lead to a reversal of the Company’s poor market performance and will enhance value in the Company for all stockholders:

•	Ironsides believes that the most efficient way to create value for stockholders is for the Company to engage in a business combination transaction that would recapture for stockholders the outsized discount of the Company’s market value to its NAV. A business combination could take the form of a merger with another business development company that does not suffer from a discount to NAV, at least not as steep and as outsized as does the Company, and whose management enjoys the confidence of the financial markets. Alternatively, a business combination could involve the sale of the Company or its assets. We believe that stockholders could realize substantial upside in such a transaction because in our view the value of the Company’s portfolio is being depressed because of the market’s lack of confidence in the Company’s current investment adviser and management. As a first step towards exploring a possible business combination transaction, our Nominees, if elected, would seek to have the Board engage an investment banking firm with expertise working with business development companies. Although Ironsides has not yet approached any investment banking firm for this purpose, based on its experience as an investor in business development companies, Ironsides believes that such firms could readily be identified and retained. Ironsides would expect that such a firm, if retained by the Board, would engage in a process of preparing informational materials, soliciting interest from potential parties interested in a merger transaction with the Company or the purchase of the Company or its investment assets and the conduct of negotiations with interested and qualified bidders.

The success of a business combination strategy entails risks and uncertainties.  In an asset acquisition, the acquirer would have to make a payment meaningfully in excess of the current discount to NAV reflected in the market price for the Common Stock.  In a merger, the acquirer would have to pay a meaningful premium to the current market price.  An asset sale or merger would require approval of the Company’s stockholders and, depending on the circumstances, might require approval of the acquirer’s stockholders. For example, if the Company were to engage in a stock-for-stock merger with a business development company, it is likely that shares of the acquirer would be issued below NAV, as the shares of most business development companies trade below NAV. Stockholder approval is required for the issuance of shares by a BDC below NAV, and the approval is only valid for a year. If the acquirer did not have existing stockholder approval to issue shares below NAV, it would be required to obtain such approval in order to consummate a merger with the Company.

There is no assurance that an acquirer willing to pay an acceptable price could be identified, that necessary stockholder or other approvals could be obtained, that the process would culminate in a transaction that is in the best interest of stockholders or that the transaction would recapture for stockholders all or a substantial portion of the market discount to NAV. However, Ironsides believes that the Company’s investment portfolio should attract interest, and that the potential enhancement in stockholder value from a successful conclusion of the process, even after the payment of fees and expenses, warrants the Company’s undertaking this process.  The tax treatment to the Company and its stockholders of any such transaction will depend on the nature and structure of the transaction, which cannot be predicted in advance, but could result either in taxation to stockholders and/or the Company or in stockholders and/or the Company benefiting from a tax-free reorganization.

•	Ironsides believes that the Board must promptly act to identify and engage an alternative to FSM as the Company’s investment manager. Based on the following considerations, we believe that the Company’s discount to NAV and the negative cumulative total return experienced by stockholders is evidence that FSM lacks credibility in the financial markets. The Company’s investment portfolio consists substantially of senior secured floating rate debt. This means that the debt that it invests in is at the top of the capital structure, is secured by collateral and its interest rate self-adjusts to prevailing market rates. Based on Ironsides’ investment experience and familiarity with business development companies, a company with an investment portfolio of this quality should not be trading at a discount to NAV comparable to the discount experienced by the Company. Ironsides therefore believes that the Company’s discount to NAV reflects a lack of confidence in the Company’s management, attributable, in our view, to the incentive fee being paid to FSM notwithstanding Company losses, and to the highly dilutive issuance of shares effected by the Company in August 2014, discussed in more detail below. While acknowledging that other business development companies trade at a substantial discount to NAV, Ironsides believes that the factors that have depressed the Company’s stock price and caused stockholders substantial losses can be addressed, and that stockholder value can be restored, through Ironsides’ platform. Ironsides believes that investors in the Company should not settle for a dissipation in the value of their investment because investors in other BDCs have also lost money.

Moreover, in our view FSM is unlikely to support a program whereby the Company seeks to engage in a business combination transaction that will in all likelihood result in the termination of FSM’s lucrative advisory contract with the Company.  While acknowledging the risks identified by the Company that may attend the replacement of the investment manager, as discussed above we do not believe these risks are significant.  The principals of Ironsides have consulted financial advisors and industry participants, and have substantial experience with closed-end investment companies and business development companies, and Ironsides believes that the Board should be readily able to identify and engage a qualified replacement investment manager that will agree that incentive fees will not be payable when the Company performs poorly for stockholders, and will agree to management and incentive fees substantially comparable to such fees that are currently payable by the Company to its external investment manager.

•	For the reasons stated above, Ironsides believes that the $8.3 million of incentive fees collected by FSM through December 31, 2015 have been unjustified considering the substantial negative cumulative total return experienced by stockholders. Ironsides strongly believes that an investment manager should not be paid an incentive fee regardless of Company performance. The Board must recalibrate the incentive fee structure for the Company’s investment manager so that incentive fees are not payable in circumstances in which investors are suffering losses on their investment in the Company. Any incentive fee implemented with a new investment manager under the Ironsides platform would comport with the requirements of Section 205 of the Investment Advisers Act of 1940 as to the metrics on which determination of the incentive would be made, but payment would be conditioned on stockholders experiencing positive returns.

•	The Company’s management must also bear responsibility for the Company’s poor market performance. We believe that management’s absence of credibility in the financial markets stems in part from its association with FSM and its affiliates and the excessive fees that FSM has been collecting.

We believe it also derives from management’s decision to issue a massive number of shares below NAV in August 2014, which has materially contributed to the substantial discount to NAV from which the Company continues to suffer.  At a special meeting held on July 10, 2014, the Company’s management solicited and obtained approval of stockholders to issue shares for up to 25% below NAV for one year, as required under the Investment Company Act.  In seeking stockholder approval for this issuance, the Company spoke in its proxy materials of a need to assure that its debt-to-equity ratio would not exceed 2:1, although the Company at the time had the ability to incur additional debt without exceeding this ratio; of the opportunistic potential use of additional capital to fund asset purchases in volatile markets, although the Company expressly disclaimed any particular investment opportunities that had at the time been identified; of the potential advantages of a larger market capitalization that would result from the issuance of additional shares, although the Company conceded that there was no assurance that the higher market capitalization could be sustained; and of reduced expenses per share, without any assurance that this would be the case, or that expenses would decline as a percentage of market capitalization.  The Company also cautioned stockholders about the risks of offering shares below NAV, including dilution, the absence of preemptive rights, the absence of constraints on the number of offerings, market overhang and possible market discounts.

Given the lack of assurances that the articulated objectives were necessary or would be achieved, and the risks to stockholders from dilutive issuances, stockholders voting to authorize the issuance of stock below NAV, would, we believe, have expected management to proceed cautiously and in measured steps to utilize the authority conferred by the stockholders.  Instead, during the month following the July 2014 special meeting, management caused the Company to issue 22.8 million shares, increasing the total shares outstanding almost fourfold, at close to a 20% discount to NAV after accounting for commissions and fees incurred in connection with the offering.

The Company’s justifications for the offering, we believe, are unconvincing.   According to the Company, the proceeds of the offering were used in part to pay down the Company’s indebtedness.  The Company does not explain why it was necessary to pay down debt with equity issued at a substantial discount to NAV, when the Company was not then in danger of defaulting under the terms of any indebtedness and the Company continues to have capacity to borrow at attractive interest rates.  The Company also stated that other proceeds were applied pursuant to its investment objectives and strategy.  If so, the strategy has been a failure, when measured against the only meaningful yardstick of success: stockholder returns.

The Company’s stock price has been in nearly continual decline - and the discount to NAV has been growing - since that time, which we believe is attributable in material degree to the market’s negative reaction to the massive below-NAV issuance of shares approximately one year after the Company’s initial public offering. Based on conversations with market participants, Ironsides believes that the market reacted negatively to the issuance of shares in August 2014 in part out of the view that, to date, the only apparent beneficiary of such a large offering was FSAM, the parent of FSM which went public in October 2014.  In fact, the incentive fees paid to FSM increased from $1.5 million in the fiscal year ended September 30, 2014 to $4.9 million in the fiscal year ended September 30, 2015.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three classes.  The directors in each class are elected for terms of three years, so that the term of office of one class of directors expires at each annual meeting of stockholders.  We understand that the terms of two directors expire at the Annual Meeting, and are seeking your support to elect our two Nominees for terms ending in 2019.  Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors with the Nominees.  If elected, our Nominees will represent a minority of the members of the Board, and, therefore, it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value as described above.

The Nominees

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each Nominee.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  This information has been furnished to us by the Nominees.  Both Nominees are citizens of the United States of America.

Robert C. Knapp, age 49, is the Founder and Managing Director of Ironsides Partners LLC, an investment firm and SEC-registered investment adviser.  He has also served as an independent director of MVC Capital, Inc. (NYSE:MVC), an externally managed, non-diversified closed-end investment company, since 2003; Africa Opportunity Partners Ltd. and its related fund vehicles, including the Africa Opportunity Fund Ltd. (LSE SFM: AOF), since 2007; and Castle Private Equity AG (SWX: CPEH), a Swiss investment company specializing in private equity investments, since 2012. Mr. Knapp has also served as an independent, non-executive director of Pacific Alliance Asia Opportunity Fund Ltd. (LSE AIM: PAX) (and its related fund vehicles) and its general partner, Pacific Alliance Group Asset Management Ltd., since 2010 and 2011, respectively. PAX was a listed feeder of a master fund investing in arbitrage and special situations in the Asian markets.  In addition to the foregoing, Mr. Knapp holds volunteer board affiliations with the Sea Education Association, Mass Eye & Ear Infirmary, Princeton-in-Asia and Regional Plan Association.  Mr. Knapp previously served as a Managing Director of Millennium Partners LP from 1997 to 2006. He also previously served as a director of Pacific Alliance Investment Management Ltd, a privately-owned investment manager investing in arbitrage and special situations in the Asian markets, from 2005 to 2009, and Vietnam Opportunity Fund Limited (LSE AIM: VOF), a diversified closed end fund focusing on Vietnam, from 2003 to 2006.  Mr. Knapp graduated from Princeton University with a degree in Electrical Engineering, and earned a BA in Politics, Philosophy and Economics from Oxford University.

We believe that Mr. Knapp’s expertise in closed end funds and corporate restructurings will greatly benefit the Board and stockholders.

Richard W. Cohen, age 61, is the Chairman of Lowey Dannenberg Cohen & Hart, P.C. (“Lowey”), a law firm that represents investors and directors in public companies, including closed end funds. Mr. Cohen joined Lowey as an attorney in 1998 and has served as a director since 2005.  He previously served as the President of Lowey from 2008 to 2014.  Mr. Cohen has been a director of Crossroads Capital, Inc. (NASDAQ: XRDC), a business development company, since July 2015, and is a member of the valuation, audit, and nominating committees.  Mr. Cohen also served as a director of MGT Capital Company (NYSEMKT: MGT), a holding company, where he was also a member of its audit committee, from 2012 to 2013.  Mr. Cohen is admitted to practice law in New York and Pennsylvania, and the bars of the U.S. Supreme Court, the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits, and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania.  Mr. Cohen received his undergraduate degree from Georgetown University and his Juris Doctor from the New York University School of Law.

We believe that Mr. Cohen will be a valuable addition to the Board due to his extensive experience representing investors in public companies and his expertise with corporate governance matters.

Mr. Knapp’s principal business address is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2075, Boston, MA 02110.  Mr. Cohen’s principal business address is c/o Lowey Dannenberg Cohen & Hart, P.C., One North Broadway, 5th Floor, White Plains, NY 10601.

As of the date hereof, neither Mr. Knapp nor Mr. Cohen directly owns any shares of Common Stock of the Company.  By virtue of his relationship with Ironsides, Mr. Knapp may be deemed the beneficial owner of the shares of Common Stock beneficially owned by Ironsides, as to which Mr. Knapp disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.  The following information is provided with respect to Ironsides, including the Master Fund, Ironsides P Fund L.P. and its affiliates (including the account managed by Ironsides Partners LLC) as of the date hereof:

Dollar Range of Equity Securities in the Company	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies
Over $100,000	Over $100,000

Each Nominee may be deemed to be a member of a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Group.  Mr. Cohen, who does not beneficially own any shares, disclaims membership in any such Group, and Mr. Knapp disclaims beneficial ownership of such shares of Common Stock except to the extent of his actual economic interest.  For information regarding purchases and sales during the past two years by participants in this solicitation of securities of the Company, see Schedule I.

Ironsides expects to enter into letter agreements pursuant to which it will agree to indemnify each of Messrs. Knapp and Cohen against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Ironsides believes each Nominee presently is, and if elected as a director of the Company, each Nominee would be, an “independent director” within the meaning of (i) applicable NASDAQ Stock Market (“NASDAQ”) listing standards applicable to board composition, (ii) Section 301 of the Sarbanes-Oxley Act of 2002, and (iii) Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Investment Act”).  No Nominee is a member of the Company’s compensation, nominating or audit committee.  No Nominee currently holds, nor at any time has held, any position with the Company.  No Nominee oversees any portfolios in the Company’s Fund Complex (as that term is defined in the Investment Company Act).

None of the Nominees, their affiliates or any other related persons, has, during the past five years, held any position, including as an officer, employee, director or general partner, with (i) the Company, (ii) any investment company, or any person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the Investment Company Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company (as such item is defined in the Investment Company Act) or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Company, (iii) the Company’s investment adviser, principal underwriter or Sponsoring Insurance Company and (iv) any person, directly or indirectly controlling, controlled by, or under common control of the Company’s investment adviser, principal underwriter, or Sponsoring Insurance Company.

Since the beginning of the Company’s last two completed fiscal years, no officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Company, or of a person directly or indirectly controlling, controlled by, or under common control thereby, serves, or has served, on the board of directors of a company of which any Nominee is an officer.

Since the beginning of the Company’s last two completed fiscal years, no Nominee nor any of its associates was a party to any transaction, or series of similar transactions or is a party to any currently proposed transaction, or series of similar transactions, in which the amount involved exceeded or is to exceed $120,000, to which (i) the Company, (ii) any of its officers, (iii) any investment company, or officer thereof, or any person, or officer thereof, that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the Investment Company Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Company, (iv) the Company’s investment adviser, principal underwriter or Sponsoring Insurance Company, or officer thereof, or (v) any person, or officer thereof, directly or indirectly controlling, controlled by, or under common control of the Company’s investment adviser, principal underwriter, or Sponsoring Insurance Company, was or is to be a party.

No Nominee nor any of its Immediate Family Members (as such term is defined in Schedule 14A of the Exchange Act) has or has had any direct or indirect interest, the value of which exceeded or is to exceed $120,000, during the past five years, in (i) the Company’s investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Company’s investment adviser, principal underwriter, or Sponsoring Insurance Company.

No Nominee nor any of its Immediate Family Members owns beneficially or of record any class of securities in (i) the Company’s investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Company’s investment adviser, principal underwriter, or Sponsoring Insurance Company.

No Nominee nor any of its Immediate Family Members has, or has had since the beginning of the Company’s last two completed fiscal years, or has currently proposed, any direct or indirect relationship, in which the amount involved exceeds $120,000, with any of the persons specified in paragraphs (b)(8)(i) through (b)(8)(viii) of Item 22 of Schedule 14A under the Exchange Act.

Other than as stated herein, there are no arrangements or understandings between members of Ironsides and any Nominee or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GREEN proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed GREEN proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Ironsides that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF OUR NOMINEES ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL NO. 2

TO APPROVE IRONSIDES’ PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT

For the reasons set forth above in the section entitled “Our Reasons for the Solicitation,” Ironsides believes that it is in the best interests of the Company’s stockholders to terminate the Company’s Investment Advisory Agreement with FSM.  Ironsides is seeking stockholder approval to terminate the Investment Advisory Agreement in accordance with the provisions of Section 9 thereof.  As required by Section 15(a)(3) of the Investment Company Act of 1940, under Section 9 of the Investment Advisory Agreement, the Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a “majority” of the outstanding voting securities of the Company.  For these purposes, the vote of a “majority” of the outstanding voting securities of the Company means the vote, at the Annual Meeting, of (i) 67% or more of shares of the Common Stock present at such meeting, if the stockholders of more than 50% of the outstanding Common Stock of the Company are present or represented by proxy; or (ii) more than 50% of the outstanding Common Stock of the Company, whichever is less.

As discussed above, we believe the Company and its stockholders will benefit from the termination of the Investment Advisory Agreement and replacement of the current investment manager.  We acknowledge that such a termination could result in certain consequences that could adversely impact the Company.  See “Our Reasons for the Solicitation—Replacing the FSM as Investment Manager Would Not Lead to the Material Adverse Effects Suggested by the Company” above.  Nevertheless, as discussed above, we believe that the risk of these consequences are not material and are substantially outweighed by the detriment to stockholder value of continuing to engage FSM as the Company’s investment manager.

 PROPOSAL:

RESOLVED, that the Investment Advisory Agreement between Fifth Street Senior Floating Rate Corp. (the “Company”) and Fifth Street Management LLC (“FSM”), dated June 27, 2013, be, and it hereby is, terminated effective on the date that is 60 days from the date of the adoption of this Resolution at the 2016 Annual Stockholders Meeting of the Company.

WE URGE YOU TO VOTE “FOR” OUR PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL NO. 3

TO APPROVE IRONSIDES’ NON-BINDING PROPOSAL TO ADVISE THE COMPANY’S BOARD NOT TO ENGAGE FSM OR ITS AFFILIATES TO MANAGE OR ADVISE THE COMPANY

In order to give effect to the termination contemplated by Proposal 2 and to prevent FSM, its principals and other affiliates from being re-engaged through a new or separate arrangement, Ironsides believes that it is in the best interests of the Company’s stockholders to advise the Company’s Board of Directors against any such re-engagement.  The specific reasons and rationale for this non-binding advisory proposal are as set forth above in the section entitled “Our Reasons for the Solicitation.”

FSC CT, an affiliate of FSM, currently serves as the administrator of the Company. This proposal does not advise the Board against continuing that arrangement.  However, the Company has suggested that if the Investment Advisory Agreement with FSM is terminated, FSC CT might exercise its right to terminate its administration agreement with the Company on 60 days’ notice.

PROPOSAL:

RESOLVED, that the stockholders hereby advise the Board of Directors of the Company that, if the stockholders vote in favor of terminating the Investment Advisory Agreement between the Company and FSM, following the effective date of the termination of the Investment Advisory Agreement contemplated by Proposal 2, neither FSM nor any of its principals or other affiliates should be engaged to manage or advise in respect of any of the assets of the Company in any capacity, whether as a service provider to the Company or its affiliates, as an employee, officer, director, consultant of the Company or its affiliates, or otherwise.

WE URGE YOU TO VOTE “FOR” OUR PROPOSAL TO ADVISE THE BOARD AGAINST ENGAGING FSM OR ITS AFFILIATES TO MANAGE OR ADVISE THE COMPANY ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL NO. 4

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2016 FISCAL YEAR

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016, and is seeking stockholder ratification of such selection.

WE URGE YOU TO VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2016 ON THE ENCLOSED GREEN PROXY CARD.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Ironsides believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees; FOR approval of Ironsides’ Binding Termination Proposal to terminate the Investment Advisory Agreement; FOR the Non-Binding Non-Engagement Proposal advising the Board not to engage FSM or its affiliates in a management or advisory capacity; and FOR the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2016 fiscal year, as described herein.

In connection with the proposal to elect directors at the Annual Meeting, this Proxy Statement is soliciting proxies to elect only our two Nominees.  Accordingly, the enclosed GREEN proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.  Ironsides intends to vote all of the Ironsides Group Voting Shares held as of the Record Date in favor of the Nominees.  Ironsides also intends to vote all of the Ironsides Group Voting Shares held as of the Record Date in favor of the Binding Termination Proposal and the Non-Binding Non-Engagement Proposal and ratification of PricewaterhouseCoopers LLP.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of a majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum of the Company.

Abstentions will be treated as shares present for purposes of determining a quorum.  Shares represented by “broker non-votes” also will be treated as shares present for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under applicable stock exchange rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

Votes Required For Approval

Election of Directors ─ The Company has adopted a plurality vote standard for director elections.  So, the two nominees for director receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “For” a nominee will be counted.  Stockholders may not cumulate their votes.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote for or against any of the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “For” or “Against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Approval of Ironsides’ proposal to terminate the Investment Advisory Agreement ─ In accordance with Section 9 of the Investment Advisory Agreement, the Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a “majority” of the outstanding voting securities of the Company.  For these purposes, the vote of a “majority” of the outstanding voting securities of the Company means the vote, at the Annual Meeting, of (i) 67% or more of shares of the Common Stock present at such meeting, if the stockholders of more than 50% of the outstanding Common Stock of the Company are present or represented by proxy; or (ii) more than 50% of the outstanding Common Stock of the Company, whichever is the less.  Abstentions and broker non-votes will not count as votes cast “For or “Against” the proposal to terminate the Investment Advisory Agreement and will have the effect of a vote “Against” the proposal.

Approval of Ironsides’ Non-Binding Proposal against engaging FSM and its affiliates – The Non-Binding Non-Engagement Proposal will be deemed to have been ratified by an affirmative vote of a majority of the Company’s votes cast at the Annual Meeting (i.e., the number of shares voted “For” advising the Board as set forth in the Non-Binding Non-Engagement Proposal exceeds the number of votes “Against” so advising the Board).  Neither an abstention nor a broker non-vote will count as a vote cast “For” or “Against” the Non-Binding Non-Engagement Proposal.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

Ratification of independent registered public accounting firm ─ According to the Company’s proxy statement, the selection of PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm will be deemed to have been ratified by an affirmative vote of a majority of the Company’s votes cast at the Annual Meeting (i.e., the number of shares voted “For” the ratification of the appointment of PricewaterhouseCoopers LLP exceeds the number of votes “Against” the ratification of the appointment of PricewaterhouseCoopers LLP).  Neither an abstention nor a broker non-vote will count as a vote cast “For” or “Against” the ratification of the selection of the Company’s registered independent public accounting firm.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Ironsides in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut, or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Ironsides in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the issued and outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD AND FOR OUR PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Solicitation of Proxies

The solicitation of proxies pursuant to this Proxy Statement is being made by Ironsides.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Ironsides has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $180,000 together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Ironsides has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Ironsides will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Ironsides.  Costs of this solicitation of proxies are currently estimated to be approximately $500,000.  Ironsides estimates that through the date hereof its expenses in connection with this solicitation are approximately $200,000.  Ironsides intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  We believe that reimbursement is appropriate, because Ironsides is conducting this proxy solicitation for the benefit of all stockholders, other than stockholders affiliated with FSM, and, if the solicitation is successful, Ironsides will be not be receiving any benefit that is not being received by all other stockholders, other than those affiliated with FSM.   Ironsides does not intend to submit the question of such reimbursement to a vote of security holders of the Company.  The question of such reimbursement would be required to be approved by a majority of the Company’s independent directors in accordance with Section 57(f) of the Investment Company Act.  The Nominees, if elected, do not intend to recuse themselves from voting on such reimbursement.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and Ironsides are participants (“Participants”) in this solicitation.

The principal business of each of the Master Fund, a Cayman Islands exempted limited partnership, and of Ironsides P Fund L.P., a Delaware limited partnership, is investing in securities and engaging in all related activities and transactions.  The principal business of Ironsides Partners LLC, a Delaware limited liability company, is providing investment management services, and it serves as the investment manager of the Master Fund and a managed account that is a direct owner of Common Stock of the Company. The address of the principal office of each of Master Fund and Ironsides Partners LLC is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2705, Boston, MA 02110.

As of the date hereof, the Master Fund beneficially owns directly 876,453 shares of Common Stock.  As of the date hereof, an account managed by Ironsides Partners LLC owns directly 181,691 shares of Common Stock and Ironsides P Fund L.P. owns 818,912 shares of Common Stock. Each Participant in this solicitation, as a member of the Group with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 1,877,056 shares of Common Stock owned by the Master Fund, Ironsides P Fund L.P. and such managed account.  Mr. Cohen, who does not beneficially own any shares, disclaims members in any such Group, and Mr. Knapp disclaims beneficial ownership of such shares of Common Stock except to the extent of his actual economic interest.  Each other Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by the Master Fund, Ironsides P Fund L.P. and the account managed by Ironsides Partners LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Ironsides is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Ironsides is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, any stockholder proposals submitted pursuant to the SEC’s Rule 14a-8 for inclusion in the Company’s proxy statement and form of proxy for the 2017 annual meeting of stockholders must be received by the Company on or before November 5, 2016. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal should be mailed to: Fifth Street Senior Floating Rate Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830, Attention: Corporate Secretary. In order for any proposal by an FSFR stockholder made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) of the Exchange Act, it must be received by the Company not later than January 19, 2017. If your proposal is not “timely” within the meaning of Rule 14a-4(c), then proxies solicited by the Company for the 2017 annual meeting of stockholders may confer discretionary authority to the Company to vote on that proposal.

In addition, according to the Company’ proxy statement for the Annual Meeting, any stockholder intending to present any stockholder proposals or director nominations for the Company to be presented at the 2017 annual meeting of stockholders, other than stockholder proposals submitted pursuant to the SEC’s Rule 14a-8, must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 90 days prior to the date of the anniversary of the previous year’s annual meeting of stockholders. For the 2017 annual meeting of stockholders, the Company must receive such proposals and nominations no later than January 9, 2017. If the annual meeting of stockholders is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, stockholder proposals or director nominations must be received no later than the close of business 90 days prior to such annual meeting or the tenth day following the day on which such notice of the date of the 2017 annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting was made. Proposals must also comply with the other requirements contained in FSFR’s bylaws, including supporting documentation and other information.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2017 annual meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Ironsides that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN FIVE PERCENT (5%) OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

IRONSIDES PARTNERS LLC

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

IRONSIDES P FUND L.P.

March 7, 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

Nature of the Transaction	Number of Common Shares	Date
Purchase of Common Stock	3,800	7/8/2015
Purchase of Common Stock	17,052	7/9/2015
Purchase of Common Stock	26,100	7/10/2015
Purchase of Common Stock	25,000	7/13/2015
Purchase of Common Stock	15,000	7/14/2015
Purchase of Common Stock	25,000	7/15/2015
Purchase of Common Stock	15,000	7/16/2015
Purchase of Common Stock	11,000	7/17/2015
Purchase of Common Stock	32,900	7/20/2015
Purchase of Common Stock	28,000	7/21/2015
Purchase of Common Stock	50,000	7/22/2015
Purchase of Common Stock	18,600	7/23/2015
Purchase of Common Stock	2,500	7/24/2015
Purchase of Common Stock	8,300	7/27/2015
Purchase of Common Stock	37,317	7/31/2015
Purchase of Common Stock	54,122	8/11/2015
Purchase of Common Stock	11,928	8/12/2015
Purchase of Common Stock	820	8/19/2015
Purchase of Common Stock	20,250	8/20/2015
Purchase of Common Stock	42,660	8/21/2015
Purchase of Common Stock	18,777	8/24/2015
Purchase of Common Stock	10,750	8/26/2015
Purchase of Common Stock	7,592	8/27/2015
Purchase of Common Stock	3,600	8/28/2015
Purchase of Common Stock	13,481	9/2/2015
Purchase of Common Stock	13,382	9/8/2015
Purchase of Common Stock	14,245	9/16/2015
Purchase of Common Stock	900	9/29/2015
Purchase of Common Stock	25,000	10/7/2015
Purchase of Common Stock	35,000	10/8/2015
Purchase of Common Stock	28,377	10/13/2015
Purchase of Common Stock	15,000	10/14/2015
Purchase of Common Stock	35,000	10/30/2015
Purchase of Common Stock	35,000	10/30/2015
Purchase of Common Stock	35,000	11/3/2015
Purchase of Common Stock	35,000	11/4/2015
Purchase of Common Stock	35,000	11/5/2015
Purchase of Common Stock	35,000	11/6/2015
Purchase of Common Stock	35,000	11/12/2015
Total	876,453

ACCOUNT MANAGED BY IRONSIDES PARTNERS LLC

Nature of the Transaction	Number of Common Shares	Date
Purchase of Common Stock	75,000	6/29/2015
Purchase of Common Stock	25,000	6/29/2015
Purchase of Common Stock	10,309	8/11/2015
Purchase of Common Stock	2,272	8/12/2015
Purchase of Common Stock	180	8/19/2015
Purchase of Common Stock	4,750	8/20/2015
Purchase of Common Stock	11,340	8/21/2015
Purchase of Common Stock	18,777	8/24/2015
Purchase of Common Stock	14,250	8/26/2015
Purchase of Common Stock	2,808	8/27/2015
Purchase of Common Stock	1,400	8/28/2015
Purchase of Common Stock	2,939	9/16/2015
Purchase of Common Stock	10,000	9/17/2015
Purchase of Common Stock	2,666	9/17/2015
Total	181,691

IRONSIDES PARTNERS OPPORTUNITY MASTER FUND L.P.

Nature of the Transaction	Number of Common Shares	Date
Purchase of Common Stock	35,000	5/20/2015
Purchase of Common Stock	12,937	5/21/2015
Purchase of Common Stock	5,000	5/22/2015
Purchase of Common Stock	11,600	5/27/2015
Purchase of Common Stock	12,412	5/28/2015
Purchase of Common Stock	15,000	5/29/2015
Purchase of Common Stock	18,051	6/1/2015
Purchase of Common Stock	10,000	6/3/2015
Purchase of Common Stock	16,001	6/5/2015
Purchase of Common Stock	10,000	6/5/2015
Purchase of Common Stock	37,207	6/9/2015
Purchase of Common Stock	10,238	6/10/2015
Purchase of Common Stock	16,933	6/11/2015
Purchase of Common Stock	4,028	6/12/2015
Purchase of Common Stock	12,900	6/15/2015
Purchase of Common Stock	27,653	6/16/2015
Purchase of Common Stock	3,600	6/17/2015
Purchase of Common Stock	2,300	6/18/2015
Purchase of Common Stock	15,000	6/19/2015
Purchase of Common Stock	15,000	6/22/2015
Purchase of Common Stock	15,000	6/23/2015
Purchase of Common Stock	5,300	6/24/2015
Purchase of Common Stock	25,040	6/25/2015
Purchase of Common Stock	25,578	6/26/2015
Purchase of Common Stock	24,422	6/26/2015
Sale of Common Stock	-25,000	10/7/2015
Sale of Common Stock	-35,000	10/8/2015
Sale of Common Stock	-28,384	10/13/2015
Sale of Common Stock	-15,000	10/14/2015
Sale of Common Stock	-35,000	10/30/2015
Sale of Common Stock	-35,000	11/2/2015
Sale of Common Stock	-35,000	11/3/2015
Sale of Common Stock	-35,000	11/4/2015
Sale of Common Stock	-35,000	11/5/2015
Sale of Common Stock	-35,000	11/6/2015
Sale of Common Stock	-35,000	11/12/2015
Sale of Common Stock	-17,816	11/16/2015
Sale of Common Stock	-10,000	11/17/2015
Sale of Common Stock	-10,000	11/18/2015
Total	0

IRONSIDES P FUND L.P.

Nature of the Transaction	Number of Common Shares	Date
Purchase of Common Stock	37,074	1/27/16
Purchase of Common Stock	23,154	1/28/16
Purchase of Common Stock	12,600	1/29/2016
Purchase of Common Stock	10,500	1/29/2016
Purchase of Common Stock	16,872	2/1/2016
Purchase of Common Stock	11,366	2/2/2016
Purchase of Common Stock	10,000	2/2/2016
Purchase of Common Stock	25,000	2/2/2016
Purchase of Common Stock	28,300	2/3/2016
Purchase of Common Stock	21,700	2/3/2016
Purchase of Common Stock	25,000	2/3/2016
Purchase of Common Stock	10,000	2/4/2016
Purchase of Common Stock	3,000	2/5/2016
Purchase of Common Stock	47,000	2/5/2016
Purchase of Common Stock	40,000	2/8/2016
Purchase of Common Stock	40,000	2/8/2016
Purchase of Common Stock	10,000	2/8/2016
Purchase of Common Stock	4,620	2/8/2016
Purchase of Common Stock	2,533	2/9/2016
Purchase of Common Stock	28,067	2/9/2016
Purchase of Common Stock	100,000	2/10/2016
Purchase of Common Stock	25,000	2/10/2016
Purchase of Common Stock	50,000	2/11/2016
Purchase of Common Stock	12,867	2/11/2016
Purchase of Common Stock	12,540	2/12/2016
Purchase of Common Stock	4,735	2/12/2016
Purchase of Common Stock	25,000	2/16/2016
Purchase of Common Stock	6,500	2/18/2016
Purchase of Common Stock	699	2/19/2016
Purchase of Common Stock	11,400	2/23/2016
Purchase of Common Stock	7,400	2/24/2016
Purchase of Common Stock	16,576	2/25/2016
Purchase of Common Stock	25,000	2/26/2016
Purchase of Common Stock	8,342	2/29/2016
Purchase of Common Stock	18,088	3/1/2016
Purchase of Common Stock	24,466	3/2/2016
Purchase of Common Stock	24,487	3/3/2016
Purchase of Common Stock	39,026	3/4/2016
Total	818,912

SCHEDULE II

The following table and related explanatory text and footnotes are reprinted from the Company’s Definitive Proxy Statement (Amendment No. 4) filed with the Securities and Exchange Commission on March 4, 2016.

The following table sets forth, as of March 2, 2016, the beneficial ownership information of each current director and the nominees for director of the Company, as well as the Company’s executive officers, each person known to it to beneficially own 5% or more of the outstanding shares of its common stock, and the executive officers and directors as a group. Percentage of beneficial ownership is based on 29,466,768 shares of Company common stock outstanding as of December 31, 2015.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the shares of Company common stock is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table below has sole voting and investment power over the shares beneficially owned by such beneficial owner. The directors are divided into two groups — interested directors and independent directors. Interested directors are “interested persons” of the Company as defined in Section 2(a)(19) of the Investment Advisers Act of 1940 (the “1940 Act”). The address of all executive officers and directors is c/o Fifth Street Senior Floating Rate Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Name	Number of Shares Owned Beneficially	Percentage of Company Common Stock Outstanding(1)
Interested Directors:
Bernard D. Berman(2)(7)	83,500	*
Ivelin M. Dimitrov	17,867	*
Todd G. Owens	35,000	*
Independent Directors:
Brian S. Dunn(2)	7,500	*
Richard P. Dutkiewicz(2)	4,000	*
Jeffrey R. Kay(2)	1,465	*
Douglas F. Ray	5,000	*
Executive Officers Who Are Not Directors:
Steven M. Noreika	1,162.10	*
All Officers and Directors as a Group(3)	155,494.10	*
5% Holders:
Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P., Ironsides P Fund L.P. and Robert C. Knapp(4)	1,702,271	5.8%
Leonard M. Tannenbaum(2)(5)(8)	3,229,695.536	11.0%
Morgan Stanley(6)	1,482,239	5.0%
RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund and RiverNorth/DoubleLine Strategic Income Fund(7)(8)	1,766,820	6.0%

*	Represents less than 1%
(1)	Based on the 29,466,768 shares of the Company common stock issued and outstanding as of December 11, 2015, as reported on the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2015.
(2)	Accounts owned include shares held in a brokerage account that may be pledged as loan collateral on a margin basis.
(3)	Amount only includes Section 16(a) reporting persons of the Company.
(4)	The addresses of Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P. is 100 Summer Street, Suite 2705, Boston, MA 02110. Mr. Knapp’s principal business address is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2075, Boston, MA 02110. The number of shares of Company common stock beneficially owned is based on a Schedule 13D filed by Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P., Ironsides P Fund L.P. and Robert C. Knapp on February 22, 2016, which Schedule 13D reflects voting and dispositive power over 1,702,271 shares of Company common stock by the reporting persons.
(5)	The address for Leonard M. Tannenbaum is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. As reported on Schedule 13D/A filed by Mr. Tannenbaum on February 24, 2016 (the “FSFR Schedule 13D/A”), of the shares of Company common stock over which Mr. Tannenbaum has (a) sole voting and dispositive power: (i) 2,968,458.536 shares are held by him directly; (ii) 95,634 shares are held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the president; and (iii) 10,875 shares are held as custodian for his three children; and (b) shared voting and dispositive power of 154,728 shares that are directly held by FSH, over which FSAM, for which Mr. Tannenbaum serves as Chairman and Chief Executive Officer, has shared voting and dispositive power. FSAM is the general partner of FSH. The address for FSAM and FSH is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.
(6)	The address for Morgan Stanley, a Delaware corporation, is 1585 Broadway, New York, NY 10036. The number of shares of Company common stock beneficially owned is based on a Schedule 13G filed by Morgan Stanley on February 11, 2016, which Schedule 13G reflects (i) sole voting and dispositive power over 130,301 shares of Company common stock by Morgan Stanley and (ii) shared voting and dispositive power over 1,318,889.
(7)	The address for each of RiverNorth Capital Management, LLC, a Delaware limited liability company, RiverNorth Capital Partners, L.P., a Delaware limited partnership, and RiverNorth Institutional Partners, L.P., a Delaware limited liability company (collectively, “RiverNorth”), is 325 N. LaSalle St., Suite 645, Chicago, IL 60654-7030. The number of shares of Company common stock beneficially owned is based on a Schedule 13D filed by RiverNorth on December 24, 2015, which Schedule 13D reflects voting and dispositive power over 1,691,619 shares of Company common stock by RiverNorth and information provided by RiverNorth to the Company disclosing the purchase of 75,201 additional shares subsequent to such Schedule 13D filing.
(8)	As indicated above, on February 18, 2016, Mr. Tannenbaum, FSAM and FSH entered into the PSA with FSC, RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise.

In the PSA, the Sellers agreed to observe certain standstill provisions in respect of the Company and the shares of the Company until certification of votes for the Company’s 2017 annual meeting of stockholders. In addition, the PSA requires each Seller to appear, or cause the shares beneficially owned by such Seller to be counted as present, at the Company’s 2016 Annual Meeting and vote (or cause to be voted) 1,263,549 shares beneficially owned or controlled by such Seller in accordance with the recommendation of the Company’s Board of Directors, and to observe other obligations in respect of such annual meeting. Pursuant to the PSA, the Sellers also granted a revocable proxy to FSH (or its designee(s)) for 428,070 shares beneficially owned by the Sellers. As set forth in the FSFR Schedule 13D/A, on the basis of the foregoing agreements, Mr. Tannenbaum, FSAM, FSH and Mr. Berman may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act and the rules thereunder, with the Sellers.

As set forth in the FSFR Schedule 13D/A, the members of such group have aggregate beneficial ownership of 4,978,314.536 shares (based on the Schedule 13D filed with respect to the shares on December 24, 2015 by RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P. and RiverNorth Capital Management, LLC). As set forth in the FSFR Schedule 13D/A, Mr. Tannenbaum, FSAM, FSH and Mr. Berman expressly disclaimed beneficial ownership of 428,070 shares beneficially owned by Sellers for which certain Sellers have granted a revocable proxy, as described above.

As indicated above, certain of our officers and directors hold shares in margin accounts. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the acquired shares. The positions held in such margin accounts are pledged as collateral for the repayment of credit for the respective accounts, and the collateral can be called upon default. As of March 2, 2016, except for Mr. Berman and Mr. Tannenbaum, no shares in such margin accounts were pledged as loan collateral. Our insider trading policy prohibits share pledges, except in limited cases with the pre-approval of our chief compliance officer.

IMPORTANT

 Your vote is important.  No matter how few shares of Common Stock you own, please give Ironsides your proxy FOR the election of the Nominees, FOR our proposal to terminate the Investment Advisory Agreement and FOR our proposal to advise the Board not to engage FSM or its affiliates in the future, by taking three (3) steps:

•	SIGNING the enclosed GREEN proxy card,

•	DATING the enclosed GREEN proxy card, and

•	MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GREEN voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 1212 Avenue of the Americas, 24th Floor New York, N.Y. 10036 (212) 297-0720 Stockholders Call Toll-Free at: (855) 305-0856 E-mail: fixFSFR@okapipartners.com

GREEN PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 7, 2016

FIFTH STREET SENIOR FLOATING RATE CORP.

2016 ANNUAL MEETING OF STOCKHOLDERS
777 WEST PUTNAM AVENUE
3RD FLOOR
GREENWICH, CONNECTICUT 06830

THIS PROXY IS SOLICITED ON BEHALF OF IRONSIDES PARTNERS LLC, IRONSIDES PARTNERS
SPECIAL SITUATIONS MASTER FUND II L.P.
AND IRONSIDES P FUND L.P.

THE BOARD OF DIRECTORS OF FIFTH STREET SENIOR FLOATING RATE CORP.
IS NOT SOLICITING THIS PROXY

P           R           O           X           Y

The undersigned appoints Robert C. Knapp and David S. Barnhart, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Fifth Street Senior Floating Rate Corp. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Stockholders of the Company scheduled to be held at the offices of Skadden, Arps, Meagher, Slate & Flom LLP, 4 Times Square, New York, New York on April 7, 2016 at 9:00 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Ironsides Partners LLC (together with its affiliates, “Ironsides”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” BOTH NOMINEES IN PROPOSAL 1; “FOR” PROPOSAL 2; “FOR” PROPOSAL 3; AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Ironsides’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GREEN PROXY CARD

☒ Please mark vote as in this example

IRONSIDES STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1; IN FAVOR OF IRONSIDES’ PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT, DATED AS OF JUNE 27, 2013, BY AND BETWEEN THE COMPANY AND FIFTH STREET MANAGEMENT LLC (“FSM”) IN PROPOSAL 2; IN FAVOR OF IRONSIDES’ PROPOSAL TO ADVISE THE BOARD OF DIRECTORS NOT TO ENGAGE FSM, ITS PRINCIPALS OR ITS OTHER AFFILIATES IN A MANAGEMENT OR ADVISORY CAPACITY IN THE FUTURE IN PROPOSAL 3; AND FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWAREHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING SEPTEMBER 30, 2016 BELOW IN PROPOSAL 4.

1.	Ironsides’ proposal to elect Robert C. Knapp and Richard W. Cohen as directors of the Company.

		FOR BOTH NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR BOTH NOMINEES	WITHHOLD ONLY FOR THE NOMINEE WRITTEN BELOW
Nominees:		☐	☐	☐
Robert C. Knapp
Richard W. Cohen

IRONSIDES INTENDS TO USE THIS PROXY TO VOTE “FOR BOTH NOMINEES”, WHICH INCLUDES MESSRS. KNAPP AND COHEN.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “WITHHOLD ONLY FOR THE NOMINEE” BOX AND WRITE THE NAME OF THE NOMINEE YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL NOT BE VOTED FOR THAT NOMINEE.

GREEN PROXY CARD

2.	Ironsides’ binding proposal to terminate the Investment Advisory Agreement by and between the Company and FSM LLC.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Ironsides’ non-binding proposal to advise the Company’s Board of Directors not to engage FSM its principals or its other affiliates in a management or advisor capacity in the future.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s Independent Registered Public Accounting Firm for the fiscal year ending September 30, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.